AFBA 5STAR FUND, INC.
                                DISTRIBUTION PLAN
                                (CLASS R SHARES)

  The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") by AFBA 5Star Fund, Inc. (the "Company") for the Class R Shares of the portfolios listed on Schedule A attached hereto, as it may be amended from time to time (each a "Portfolio"). This Plan was approved by a majority of the Company's Board of Directors, including a majority of the Directors who are not interested persons of the Company (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan and any agreement related to it (the "non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on this Plan.

  In reviewing this Plan, the Company's Board of Directors considered the proposed schedule and nature of payments under this Plan and the Distribution Agreement entered into between the Company and PFPC Distributors, Inc. (it and any subsequent principal distributor of Class R shares of the Portfolios, the "Distributor"). The Board of Directors concluded that the proposed compensation of the Distributor under this Plan for promotion and distribution of the Portfolio's Class R shares is fair and not excessive. Accordingly, the Board of Directors determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of each Portfolio and its Class R shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board of Directors and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Company, each Portfolio and its Class R shareholders.

  The provisions of this Plan are:

  1. The Company shall pay to the Distributor or others a fee in the amount of 0.35% per annum of the average daily net assets of the Company attributable to each Portfolio's Class R shares (or such lesser amount as may be established from time to time by a majority of the Board of Directors, including a majority of the non-interested Directors) for advertising, marketing and distributing each Portfolio's Class R shares. Such fee shall be payable at the direction of the Company's sponsor and investment manager, AFBA 5Star Investment Management Company (the "Manager") from the assets attributable to the Class R shares of such Portfolio and shall be paid in monthly installments promptly after the last day of each calendar month.

  2. The fee payable under paragraph 1 of this Plan, is intended to compensate the Distributor or others who may incur distribution expenses with respect to the Class R shares of the Portfolios. For purposes of this Plan, "distribution expenses" shall mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Fund or the Distributor, which forms of agreements have been approved by a majority of the Board of Directors, including a majority of the non-interested Directors, and who sell or provide support services in connection with the distribution of the Class R shares of the Portfolios.

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  3. Nothing in this Plan shall operate or be construed to limit the extent to which the Manager or any other person, other than the Company, may incur costs and bear expenses associated with the distribution of the Class R shares of the Portfolios.

  4. From time to time, the Manager may make payments to third parties out of its management fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of Class R shares of the Portfolios within the context of Rule 12b-1 under the Act, such payments shall be deemed to be authorized by this Plan.

  5. The persons authorized to make payments on behalf of the Company pursuant to this Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of this Plan and the distribution expenses contemplated under paragraph 2 of this Plan. On a quarterly basis, such persons shall furnish to the Company's Board of Directors for their review a written report of such payments and expenses for the previous fiscal quarter, and they shall furnish the Board of Directors with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

  6. This Plan shall continue in effect as to any Portfolio for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Company's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on this Plan.

  7. This Plan and each agreement entered into pursuant to this Plan may be terminated as to any Portfolios at any time, without penalty, by vote of a majority of the outstanding Class R shares of the Portfolio, or by vote of a majority of the Company's non-interested Directors, on not more than sixty
  (60) days' written notice.

  8. This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Company pursuant to paragraph 1 of this Plan without approval by a majority of the outstanding Class R shares of the Portfolio.

  9. All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Company's Board of Directors, including a majority of the non-interested Directors, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

  10. So long as this Plan is in effect, the selection and nomination of the Company's non-interested Directors shall be committed to the discretion of such non-interested Directors.

  11.So long as this Plan is in effect, a majority of the Company's Board of Directors shall be Directors who are not interested persons of the Company.

  12. So long as this Plan is in effect, any person who acts as legal counsel for the Directors who are not interested persons of the Company shall be "independent legal counsel," as such term is defined in Rule 0-1(a)(6)(ii) of the Investment Company Act of 1940, as amended.

  13. This Plan is effective on October 28, 2003.

                                   SCHEDULE A
                          TO THE AFBA 5STAR FUND, INC.
                       DISTRIBUTION PLAN (CLASS R SHARES)
  NAME OF PORTFOLIO                                         EFFECTIVE DATE

  AFBA 5Star Balanced Fund                                  October 28, 2003
  AFBA 5Star High Yield Fund                                October 28, 2003
  AFBA 5Star Large Cap Fund                                 October 28, 2003
  AFBA 5Star Mid Cap Fund                                   October 28, 2003
  AFBA 5Star Science & Technology Fund                      October 28, 2003
  AFBA 5Star Small Cap Fund                                 October 28, 2003
  AFBA 5Star USA Global Fund                                October 28, 2003